U.S. Securities and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
AUG 27 2004
WASH. D.C. 105 SECTION

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
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hours per response.... 0.15

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 8-26-04
Current Report on Form 8-K Series 2004-QS11
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

04041518

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 26th day of August 2004.

Residential Accredit Loans Inc.
(Registrant)

By: [signature]
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ______________________________

(Name)

____

(Title)

PROCESSED
AUG 30 2004 E
THOMSON
FINANCIAL

RALI04-QS11AR3 – A7

CREDIT SUISSE FIRST BOSTON

Balance	$30,627,000.00	Delay	0	Index	LIBOR_1MO | 1.6	WAC	6.450000000	WAM	357
Coupon	6.000	Dated	08/25/2004	Mult / Margin	-1 / 7.6	NET	6	WALA	3
Settle	08/31/2004	First Payment	09/25/2004	Cap / Floor	7.6 / 0.				

Price	1	2	3	4	5	6	7	8
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
8-16	68.66	64.79	60.77	56.55	49.80	37.24	23.25	8.08
WAL	8.10	6.41	5.19	4.29	3.35	2.44	1.91	1.56
Mod Durn	1.09	1.10	1.11	1.12	1.12	1.11	1.10	1.09
Principal Window	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
LIBOR_1MO	1.60	1.60	1.60	1.60	1.60	1.60	1.60	1.60
Prepay	6 CPR	8 CPR	10 CPR	12 CPR	15 CPR	20 CPR	25 CPR	30 CPR

Treasury	Mat	6MO	2YR	3YR	5YR	10YR	30YR
	Yld	1.7381	2.4694	2.8623	3.4382	4.2558	5.0489

GRAB Mtge **YT**

Bloomberg

RALI 2004-Q11 1N1 6% LEGAL MTY N/A

NO Notes

BOCOFKP10 CMO:

6.450(357)3 WAC/WAM/AGE ASSUM

ASSUMED	8/31/04: 20,000,000	next pay 9/25/04 (monthly)	30/360 Cashflows
collateral	6/25/04: 30,000,000	rcd date 8/31/04 (24 Delay)	created 7/13/04
-NO History-	factor 1.000000000000	accrual 8/ 1/04- 8/31/04	1stPay 9/25/04 ASSUMED collateral

YIELD TABLE

8/31/04

DEAL: * Information is preliminary and subject to change.

Vary PRICE	100 PPC	50 PPC	75 PPC	125 PPC	150 PPC	175 PPC	200 PPC
104-4	5.622	5.685	5.651	5.597	5.545	5.452	5.332
AvgLife	11.07	14.06	12.28	10.20	8.80	7.10	5.68
Mod Dur	7.73	8.97	8.25	7.32	6.60	5.61	4.70
PrnWindow	9/09- 5/25/34	9/09- 5/25/34	9/09- 5/25/34	9/09- 5/25/34	9/09- 5/25/34	9/09- 5/25/34	9/09- 2/25/32
Spread @	+135/10 y	+141/10 y	+138/10 y	+132/10 y	+127/10 y	+199/5 y	+187/5 y

NEVER CALLED

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 1-YT CALLABLE 10y 09-26

GRAB Mtge YT

RALI 2004-Q11 1S6 6% LEGAL MTY N/A

COCOFKP93 CMO: NO Notes

6.450(357)3 WAC/WAM/AGE ASSUM

ASSUMED	8/31/04: 17,701,000	next pay 9/25/04 (monthly)	30/360 Cashflows
collateral	8/25/04: 17,701,000	rcd date 8/31/04 (24 Delay)	created 7/13/04
-NO History-	factor 1.000000000000	accrual 8/ 1/04- 8/31/04	lstFreq 8/25/04 ASSUMED collateral

YIELD TABLE

8/31/04

DEAL: * Information is preliminary and subject to change.

Vary PRICE	100 PPC	50 PPC	75 PPC	125 PPC	150 PPC	175 PPC	200 PPC
101-8	5.873	5.938	5.914	5.801	5.717	5.651	5.591
AvgLife	11.99	22.54	17.00	7.85	5.57	4.57	3.93
Mod Dur	8.17	12.04	10.28	6.03	4.61	3.90	3.42
PrnWindow	9/12- 5/25/34	7/22- 5/25/34	9/16- 5/25/34	7/10- 5/25/34	5/09- 5/25/11	5/08- 12/25/09	5/08- 2/25/09
Spread	+150/AL	+106/AL	+130/AL	+187/AL	+216/AL	+231/AL	+244/AL

NEVER CALLED

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 1-YT CALLABLE 10y 99-25 30y 104-14

```
! RALI04_QS11AR3.CDI #CMOVER_3.0D WHOLE_LOAN ! MAX_CF_VECTSIZE 620
!
!! Created by Intex Deal Maker v3.7.139 , subroutines 3.1a1
!!   08/23/2004   12:25 PM
!
! Modeled in the Intex CMO Modeling Language, (WNYC12564057)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 DEFINE PREPAY PPC RISE_PERS 12 START_CPR 6 END_CPR 18
!
 DEFINE CONSTANT #OrigCollBal = 210526316.00
!
 DEFINE CONSTANT #OrigBondBal = 210526316.00
!
!
  FULL_DEALNAME:          RALI04-QS11AR3
!
  DEAL SIZE:              $ 210526316.00
  PRICING SPEED:          100% PPC
! ISSUE DATE:             20040801
  SETTLEMENT DATE:        20040831
!
 Record date delay:       24
!
DEFINE TR_INDEXDEPS_ALL
!
DEFINE SCHEDULE "SHIFT%"
!
  DEAL_CLOCK_INFO _
      ISSUE_CDU_DATE             20040801 _
      DEAL_FIRSTPAY_DATE         20040925
!
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL
* 1200
!
 DEFINE TABLE "NASAAA" (6, 2) = "MONTH" "NAS_FRACAAA"
     60.1   0%
     72.1   30%
     84.1   40%
     96.1   60%
     108.1   80%
     120.1   100%
!
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
 INITIAL INDEX    LIBOR_1MO          1.60
!
DEFINE TRANCHE "A4", "A3", "A1", "A5", "A8", "A6", "A7", "A2", "SUBS"
!
!
Tranche "A4" SEN_NAS_FIX
   Block 19000000.00 at 6  FREQ M _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         Delay 24  Dated 20040801  Next 20040925
!
Tranche "A3" SEN_NAS_FIX
   Block 1000000.00 at 6  FREQ M _
         DAYCOUNT 30360 BUSINESS_DAY NONE _
         Delay 24  Dated 20040801  Next 20040925
!
Tranche "A1" SEN_FIX
   Block 50000000.00 at 6  FREQ M _
```

```
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A5" SEN_FIX
   Block 40836000.00 at 5  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A8" SEN_FIX
   Block 40836000.00 at 5.5  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "A6" SEN_FLT
   Block 30627000.00 at 2  FREQ M FLOAT RESET M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040825  Next 20040925
     1.0 * LIBOR_1MO + 0.4
     .40     8
!
Tranche "A7" SEN_INV_IO
   Block 30627000.00 at 6  FREQ M FLOAT RESET M   NOTIONAL WITH BLOCK "A6#1" _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 0  Dated 20040825  Next 20040925
     -1 * LIBOR_1MO + 7.6
     0.     7.6
!
Tranche "A2" SEN_FIX
   Block 17701000.00 at 6  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040801  Next 20040925
!
Tranche "SUBS" JUN_FIX
   Block 10526316.00 at 6  FREQ M _
          DAYCOUNT 30360 BUSINESS_DAY NONE _
          Delay 24  Dated 20040801  Next 20040925
!
!
DEFINE PSEUDO_TRANCHE COLLAT _
   Delay 24 Dated 20040801 Next 20040925 Settle 20040831
!
  CLASS "A4"          NO_BUILD_TRANCHE _
                      = "A4"
  CLASS "A3"          NO_BUILD_TRANCHE _
                      = "A3"
  CLASS "A1"          NO_BUILD_TRANCHE _
                      = "A1"
  CLASS "A5"          NO_BUILD_TRANCHE _
                      = "A5"
  CLASS "A8"          NO_BUILD_TRANCHE _
                      = "A8"
  CLASS "A6"          NO_BUILD_TRANCHE _
                      = "A6"
  CLASS "A7"          NO_BUILD_TRANCHE _
                      = "A7"
  CLASS "A2"          NO_BUILD_TRANCHE _
                      = "A2"
  CLASS "SUBORD"      NO_BUILD_TRANCHE _
                      = "SUBS"
  CLASS "NAS" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                      = "A4" "A3"
  CLASS "A5X" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                      = "A5" "A8"
  CLASS "PREM" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                      = "A6" "A7"
  CLASS "A12" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
```

```
                    = "A5X" "PREM"
  CLASS "A1X" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                    = "A1" "A12"
  CLASS "AS" DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA _
                    = "A1X" "A2"
  CLASS "SNR"       WRITEDOWN_BAL PRORATA ALLOCATION _
                    = "NAS" "AS"
!
!
  CLASS "ROOT" _
                   = "SNR" "SUBORD"
!
  DEFINE PSEUDO_TRANCHE CLASS "SNR"        Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "NAS"        Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "AS"         Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A1X"        Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A12"        Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "A5X"        Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
  DEFINE PSEUDO_TRANCHE CLASS "PREM"       Delay 24  Dated 20040801  Next
20040925 DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
  CROSSOVER When 0
!
!
 INTEREST_SHORTFALL FULL_PREPAY    Compensate Pro_rata _
                    PARTIAL_PREPAY Compensate Pro_rata _
                    LOSS           NO_Compensate SUBORDINATED ACCUM
!
!
 CMO Block Payment Rules
------------------------------------
   calculate :  #Non_PO_Bal = BBAL("SNR", "SUBORD")
!
!
   calculate :  #NasShiftAAA          = LOOKUP_TBL( "STEP", CURMONTH ,
"NASAAA", "MONTH", "NAS_FRACAAA" )
!
   calculate :  #NasFracAAA           = BBAL("NAS") / #Non_PO_Bal
!
   calculate :  #SenPct  = BBAL("SNR")/BBAL("SNR","SUBORD")
!
   calculate :  #SenPrep = _
              IF (#SenPct > ORIG_BBAL("SNR")/ORIG_BBAL("SNR","SUBORD")) _
              THEN 1 _
              ELSE #SenPct + SHIFT% * (1-#SenPct), _
   Reduce_SHIFT%_when (1)
!
   calculate : #SENRECOV = _
     MIN( #SenPct * DELINQ_LIQUIDATE, _
              #SenPrep * DELINQ_RECOVER )
!
 calculate:  "SNR" _
  NO_CHECK SCHEDULED      AMOUNT       #SenSchedAlloc    = #SenPct *
```

```
COLL_P_SCHED , _
  NO_CHECK PREPAY          AMOUNT  LIMIT #SenPrepayAlloc   = #SenPrep *
COLL_P_PREPAY , _
  NO_CHECK RECOVER         AMOUNT  LIMIT #SenRecoverAlloc  = #SENRECOV
!
   calculate : #SubSched    = MAX( 0, COLL_P_SCHED - #SenSchedAlloc )
   calculate : #SubPrepay   = MAX( 0, COLL_P_PREPAY - #SenPrepayAlloc )
   calculate : #SubRecov    = MAX( 0, DELINQ_RECOVER - #SenRecoverAlloc)
!
 calculate:  "SUBORD" _
  NO_CHECK SCHEDULED       AMOUNT                 = #SubSched , _
  NO_CHECK PREPAY          AMOUNT                 = #SubPrepay , _
  NO_CHECK RECOVER         AMOUNT                 = #SubRecov
!
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS INTEREST PRO_RATA  ( "NAS"; "AS" )
         pay :  CLASS INTSHORT PRO_RATA  ( "NAS"; "AS" )
------------------------------------
   calculate :  #NasCeilAAA = MIN ( BBAL("NAS"), COLL_P_SCHED * #NasFracAAA *
#NasShiftAAA + COLL_P_PREPAY * #NasFracAAA * #NasShiftAAA + DELINQ_RECOVER *
#NasFracAAA)
   calculate :  #NasCeilAAA = IF CURMONTH LE 60 THEN 0 ELSE #NasCeilAAA
------------------------------------
  subject to :  CEILING ( #NasCeilAAA )
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ("NAS")
------------------------------------
        from :  CLASS ( "SNR" )
         pay :  CLASS BALANCE SEQUENTIAL ("AS", "NAS")
------------------------------------
!
        from :  CLASS ( "NAS" )
         pay :  CLASS INTEREST PRO_RATA  ( "A4"; "A3" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A4"; "A3" )
------------------------------------
        from :  CLASS ( "NAS" )
         pay :  CLASS BALANCE PRO_RATA ( "A4" ; "A3" )
------------------------------------
!
        from :  CLASS ( "AS" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1X"; "A2" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1X"; "A2" )
------------------------------------
        from :  CLASS ( "AS" )
         pay :  CLASS BALANCE SEQUENTIAL ( "A1X", "A2" )
------------------------------------
!
        from :  CLASS ( "A1X" )
         pay :  CLASS INTEREST PRO_RATA  ( "A1"; "A12" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A1"; "A12" )
------------------------------------
        from :  CLASS ( "A1X" )
         pay :  CLASS BALANCE PRO_RATA ( "A1" ; "A12" )
------------------------------------
!
        from :  CLASS ( "A12" )
         pay :  CLASS INTEREST PRO_RATA  ( "A5X"; "PREM" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A5X"; "PREM" )
------------------------------------
        from :  CLASS ( "A12" )
         pay :  CLASS BALANCE PRO_RATA ( "A5X" ; "PREM" )
------------------------------------
!
        from :  CLASS ( "A5X" )
         pay :  CLASS INTEREST PRO_RATA  ( "A5"; "A8" )
```

```
         pay :  CLASS INTSHORT PRO_RATA  ( "A5"; "A8" )
------------------------------------
        from :  CLASS ( "A5X" )
         pay :  CLASS BALANCE PRO_RATA ( "A5" ; "A8" )
------------------------------------
!
        from :  CLASS ( "PREM" )
         pay :  CLASS INTEREST PRO_RATA  ( "A6"; "A7" )
         pay :  CLASS INTSHORT PRO_RATA  ( "A6"; "A7" )
------------------------------------
        from :  CLASS ( "PREM" )
         pay :  CLASS BALANCE PRO_RATA ( "A6" ; "A7" )
------------------------------------
!
------------------------------------
        from :  CLASS ( "A4" )
         pay :  SEQUENTIAL ( "A4#1" )
------------------------------------
        from :  CLASS ( "A3" )
         pay :  SEQUENTIAL ( "A3#1" )
------------------------------------
        from :  CLASS ( "A1" )
         pay :  SEQUENTIAL ( "A1#1" )
------------------------------------
        from :  CLASS ( "A5" )
         pay :  SEQUENTIAL ( "A5#1" )
------------------------------------
        from :  CLASS ( "A8" )
         pay :  SEQUENTIAL ( "A8#1" )
------------------------------------
        from :  CLASS ( "A6" )
         pay :  SEQUENTIAL ( "A6#1" )
------------------------------------
        from :  CLASS ( "A2" )
         pay :  SEQUENTIAL ( "A2#1" )
------------------------------------
------------------------------------
        from :  CLASS ( "SUBORD" )
         pay :  SEQUENTIAL ( "SUBS#1" )
------------------------------------
!
 Schedule "SHIFT%"
Declare
60      100%
72      70%
84      60%
96      40%
108     20%
120     0%
!
!
 Collateral
!
!       Factor      --Delay--
! Type   Date         P/Y    BV   Use BV for 0
  WL  20040801    9999 9999    FALSE
!
! Pool#  Type      Gross      Current      Original    --Fee--  Maturity Orig
!                  Coupon     Factor       Balance     P/Y  BV  P/Y    BV Term
!! BEGINNING OF COLLATERAL
M        1                WL     00     WAC              6.45 (    210526316.00
/    210526316.00 );    210526316.00                      0.45            0.45
         357:3     357:3       360 NO_CHECK
```